UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

____________________

PARAMETRIC SOUND CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

699172201

(CUSIP Number)

Elwood G. Norris

13771 Danielson Street, Suite L

Poway, California 92064

888-477-2150

_____________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 5, 2013 (See Item 3)

(Date of Event which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 699172201

1.	NAMES OF REPORTING PERSON Elwood G. Norris individually and as trustee of the Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
360,706[1] shares
NUMBER OF	7.	SOLE VOTING POWER	(see Item 5)
SHARES			453,864[1] shares
BENEFICIALLY	8.	SHARED VOTING POWER	(see Item 5)
OWNED BY			360,706 shares
EACH	9.	SOLE DISPOSITIVE POWER	(see Item 5)
REPORTING			453,864 shares
PERSON WITH	10.	SHARED DISPOSITIVE POWER	(see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,099,395 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[_]
13.	15.9%
14.	IN

1 As defined in Item 4 and 6 hereof, by virtue of a proxy granted to Turtle Beach, pursuant to a Voting Agreement, Turtle Beach may be deemed to share the power to vote the foregoing securities in accordance with the terms of the Voting Agreement. The Reporting Person has granted a proxy to Turtle Beach with respect to his securities outstanding to vote in favor of approval of the Merger Agreement and the transactions contemplated thereby.

CUSIP No. 699172201

1.	NAMES OF REPORTING PERSON Stephanie A. Norris individually and as trustee of the Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
-0- shares
NUMBER OF	7.	SOLE VOTING POWER	(see Item 5)
SHARES			453,864[2] shares
BENEFICIALLY	8.	SHARED VOTING POWER	(see Item 5)
OWNED BY			-0- shares
EACH	9.	SOLE DISPOSITIVE POWER	(see Item 5)
REPORTING			453,864 shares
PERSON WITH	10.	SHARED DISPOSITIVE POWER	(see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 923,272 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[_]
13.	13.5%
14.	IN

2 Stephanie A. Norris, as spouse of Elwood G. Norris, consented to the terms of the agreements described herein between Mr. Norris and Turtle Beach. (See footnote 1 and Items 4 and 6 hereof).

CUSIP No. 699172201

1.	NAMES OF REPORTING PERSON Norris Family 1997 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

California
453,864[3] shares
NUMBER OF	7.	SOLE VOTING POWER	(see Item 5)
SHARES			0 shares
BENEFICIALLY	8.	SHARED VOTING POWER	(see Item 5)
OWNED BY			453,864 shares
EACH	9.	SOLE DISPOSITIVE POWER	(see Item 5)
REPORTING			0 shares
PERSON WITH	10.	SHARED DISPOSITIVE POWER	(see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,864 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[_]
13.	6.7%
14.	OO - Trust

3 These shares are included in the terms of the agreements described herein between Mr. Norris and Turtle Beach. (See footnote 1 and Items 4 and 6 hereof).

CUSIP No. 699172201

1.	NAMES OF REPORTING PERSON EGN Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

California
4,500[4] shares
NUMBER OF	7.	SOLE VOTING POWER	(see Item 5)
SHARES			0 shares
BENEFICIALLY	8.	SHARED VOTING POWER	(see Item 5)
OWNED BY			4,500 shares
EACH	9.	SOLE DISPOSITIVE POWER	(see Item 5)
REPORTING			0 shares
PERSON WITH	10.	SHARED DISPOSITIVE POWER	(see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[_]
13.	0.1%
14.	OO – Limited Liability Company

4 As defined in Item 4 and 6 hereof, by virtue of a proxy granted to Turtle Beach, pursuant to a Voting Agreement, Turtle Beach may be deemed to share the power to vote the foregoing securities in accordance with the terms of the Voting Agreement. The Reporting Person has granted a proxy to Turtle Beach with respect to his securities outstanding to vote in favor of approval of the Merger Agreement and the transactions contemplated thereby.

CUSIP No. 699172201

1.	NAMES OF REPORTING PERSON Mt. Savage Productions LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
180,083[5] shares
NUMBER OF	7.	SOLE VOTING POWER	(see Item 5)
SHARES			0 shares
BENEFICIALLY	8.	SHARED VOTING POWER	(see Item 5)
OWNED BY			180,083 shares
EACH	9.	SOLE DISPOSITIVE POWER	(see Item 5)
REPORTING			0 shares
PERSON WITH	10.	SHARED DISPOSITIVE POWER	(see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,083 shares (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[_]
13.	2.6%
14.	OO – Limited Liability Company

5 As defined in Item 4 and 6 hereof, by virtue of a proxy granted to Turtle Beach, pursuant to a Voting Agreement, Turtle Beach may be deemed to share the power to vote the foregoing securities in accordance with the terms of the Voting Agreement. The Reporting Person has granted a proxy to Turtle Beach with respect to his securities outstanding to vote in favor of approval of the Merger Agreement and the transactions contemplated thereby.

Introductory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 5 amends selected Items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2010, as amended by Amendment No. 1 on March 1, 2011, amended by Amendment No. 2 on July 6, 2011, amended by Amendment No. 3 on January 9, 2012, and amended by Amendment No 4 on April 10, 2012. This Amendment No. 5 relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Parametric Sound Corporation, a Nevada corporation (the “Issuer” or “Parametric”), beneficially owned by (i) Elwood G. Norris as an individual and as Trustee of the Norris Family 1997 Trust, (ii) Stephanie A. Norris as an individual and as Trustee of the Norris Family 1997 Trust, (iii) the Norris Family 1997 Trust, (iv) EGN Holdings LLC and (v) Mt. Savage Productions LLC (collectively, the “Reporting Persons”), and is being filed to report corporate transactions of the Issuer, including the entry by each of the Reporting Persons into a Voting Agreement in connection with such corporate transactions, and the acquisition of additional shares of Common Stock by certain Reporting Persons since the filing of the Amendment No. 4 to Schedule 13D filed on April 10, 2012.

Item 2. Identity and Background

Item 2 is amended and restated in its entirety as follows:

(a)	This Schedule 13D is being filed jointly by (i) Elwood G. Norris as an individual and as Trustee of the Norris Family 1997 Trust, (ii) Stephanie A. Norris as an individual and as Trustee of the Norris Family 1997 Trust, (iii) the Norris Family 1997 Trust, (iv) EGN Holdings LLC and (v) Mt. Savage Productions LLC.

(b)	The address of each Reporting Person for this filing is:

c/o Parametric Sound Corporation

13771 Danielson Street, Suite L

Poway, California 92064

(c)	Elwood G. Norris is Director, President and Chief Scientist of Issuer (address above), Stephanie A. Norris is the spouse of Mr. Norris and is self-employed at 16101 Blue Crystal Trail, Poway, California 92064.

(d)	None of the Reporting Persons was, during the last five years, convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Elwood G. Norris and Stephanie A. Norris are both citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3, as previously reported, is amended and supplemented by the following:

On February 21, 2013 Mr. Norris was granted a stock option exercisable for an aggregate of 35,000 shares of Common Stock of the Issuer exercisable at an exercise price of $10.95 per share with an expiration date of February 21, 2018, subject to earlier expiration in accordance with the terms of the grant. These options vest and become exercisable at the rate of 12.5% per calendar quarter with the first tranche vested on March 31, 2013.

As of the date of this filing 88,125 options were beneficially owned by Mr. Norris as representing options that are vested as of the date of this filing or which will be vested within 60 days hereof. Mr. Norris ownership may increase as a result of future vesting of the balance of options on 21,875 shares of Common Stock. On August 2, 2013 the Issuer’s Board of Directors determined that any unvested options held by Mr. Norris would vest in full upon a change of control (including as a result of the Merger, described in Item 4 below) followed by Mr. Norris’ departure from the Issuer under certain circumstances thereafter.

Item 4. Purpose of Transaction

Merger Agreement

On August 5, 2013, Parametric entered into an Agreement and Plan of Merger (the “Merger Agreement”) with VTB Holdings, Inc., a Delaware corporation (“Turtle Beach”), and Paris Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parametric (“Merger Sub”). The Merger Agreement has been approved by the Boards of Directors of both Parametric and Turtle Beach, and also by the stockholders of Turtle Beach.

Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Turtle Beach (the “Merger”), and Parametric will issue shares of its common stock to the former Turtle Beach stockholders which, together with options to purchase shares of Turtle Beach common stock that will be converted into options to purchase shares of Parametric common stock (and will be assumed by Parametric at the effective time of the Merger), will represent approximately 80 percent of the shares of Parametric common stock on a fully-diluted basis after the Merger, subject to adjustment as provided in the Merger Agreement.  No fractional shares of Parametric’s common stock will be issued pursuant to the Merger.

The consummation of the Merger is subject to a number of conditions, including, but not limited to, (i) adoption and approval of the Merger Agreement and the Merger by Parametric stockholders in accordance with NASDAQ rules, (ii) the approval of the continued listing application by NASDAQ, (iii) the completion of a qualifying capital raising transaction through the incurrence of debt or the issuance of equity by Parametric, with net proceeds to Parametric of at least $5,000,000, (iv) and certain other closing conditions.

The Merger Agreement requires Parametric to cause, as of the effective time of the Merger, the size of the Parametric Board of Directors to consist of a total nine members, initially to be comprised of: (i) five individuals identified by Turtle Beach, one of whom must be Parametric’s chief executive officer post-closing and two of whom must be independent directors under NASDAQ rules and eligible to serve on the audit committee (including one audit committee financial expert), (ii) two individuals identified by Parametric, one of whom must be an independent director under NASDAQ rules and eligible to serve on the audit committee, and (iii) two vacancies.

The Merger Agreement is attached to this filing as Exhibit 99.4 and any references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear. This Amendment No. 5 does not purport to amend, qualify or in any way modify the Merger Agreement.

Voting Agreement

In addition, as an inducement for Turtle Beach to enter into the Merger Agreement, for no additional consideration, each of the Reporting Persons, along with two other executive officers of the Issuer, as well as certain entities over which they exercise voting and/or investment control entered into Shareholder Agreements and Irrevocable Proxies (collectively, the “Voting Agreement”). For a description of the Voting Agreements, see Item 6 below, which description is incorporated herein by reference.

Other than described above, the Reporting Persons currently do not have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D, inclusive.

Item 5. Interest in Securities of the Issuer

Item 5 is restated and amended in its entirety as follows:

(a) and (b)

Pursuant to the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2013 an aggregate of 6,818,321 shares of Common Stock was used as issued and outstanding for computing ownership percentages herein.

Mr. Norris beneficially owns, in the aggregate, 1,099,395 shares, which represents 15.9% of the outstanding shares of the Issuer. Mr. Norris’ beneficial ownership includes 453,864 shares held by the Norris Family 1997 Trust for which both Mr. Norris and Mrs. Norris are trustees, 4,500 shares held by EGN Holdings LLC and 180,083 shares held by Mt. Savage Productions LLC both for which Mr. Norris is the manager, and 88,125 shares subject to currently exercisable options. The Norris Family Trust owns 65% of Syzygy Licensing, LLC (“Syzygy”) (an LLC managed and controlled by James A. Barnes, also an executive officer of the Issuer and owner through a family trust of the remaining 35%) and disclaims beneficial ownership as to any securities of the Issuer held by Syzygy beyond its 65% pecuniary interest. Mr. Norris includes in his beneficial ownership the Norris Family Trust’s 65% ownership of the 438,192 shares owned and held by Syzygy (284,825 shares) but he has no voting or dispositive power over such shares.

Mrs. Norris beneficially owns, in the aggregate, 923,272 shares, which represents 13.5% of the outstanding shares of the Issuer. Mrs. Norris’ beneficial ownership includes 453,864 shares held by the Norris Family Trust and beneficial ownership of the shares held by Syzygy, EGN Holdings LLC and Mt. Savage Productions LLC over which she has no voting or dispositive power. Based on Mr. Norris’ interests he has sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of 360,706 shares and Mr. and Mrs. Norris are deemed to have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of 453,864 shares. Mrs. Norris’ beneficial ownersip includes the Norris Family Trust’s pecuniary interest in 284,825 shares held by Syzygy but she has no voting or dispositive power over such shares.

As defined in Item 4 and 6 hereof, by virtue of a proxy granted to Turtle Beach, pursuant to a Voting Agreement, Turtle Beach may be deemed to share the power to vote the foregoing securities in accordance with the terms of the Voting Agreement. Mr. Norris has granted a proxy to Turtle Beach with respect to his securities outstanding and entitled to vote on the record date to vote in favor of approval of the Merger and the transactions contemplated thereby.

The filing of this Amendment No. 5 to Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own.

(c) Except as set forth herein (see Item 3) the Reporting Persons have not effected any transactions in shares of Common Stock in the past 60 days.

(d) Other than described herein, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)      Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Under each Voting Agreement, the Reporting Persons are subject to a lock-up restriction whereby the Reporting Person has agreed (i) not to sell or otherwise transfer the shares of Common Stock beneficially owned by him for a period of time commencing on the date of the agreement and ending six months following the closing of the Merger (“Lock-Up Expiration Date”), subject to certain exceptions, and (ii) to vote their currently held shares of Common Stock in favor of the Merger Agreement and the Merger and against any other acquisition proposal. The Reporting Persons are entitled to vote their shares on other matters.

In connection with the Voting Agreements the Reporting Persons have each delivered to Turtle Beach an irrevocable proxy with respect to the Common Stock subject to the Voting Agreement. The irrevocable proxy allows Turtle Beach to vote the shares of Common Stock subject to the Voting Agreement in favor of the Merger Agreement and the Merger and the transactions contemplated thereby.

The Voting Agreements terminate upon the earlier of (a) the Lock-Up Expiration Date, (b) the termination of the Merger Agreement pursuant to its terms, and (c) at any time upon mutual agreement.

Reference to and description of the Voting Agreements in this Item 6 and throughout this Amendment No. 5 on Schedule 13D is qualified in its entirety by reference to the full text of the Voting Agreements, which are filed as Exhibits 99.5 through Exhibit 99.8 to this Statement on Schedule 13D and are incorporated herein by reference. This Amendment No. 5 does not purport to amend, qualify or in any way modify the Voting Agreement.

Item 7. Materials to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons, dated August 16, 2013.

Exhibit 99.2	Form of Stock Option Grant and Notice and Stock Option Agreement incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K dated October 1, 2010.

Exhibit 99.3	Assignment Agreement between Syzygy Licensing, LLC and the Issuer dated December 29, 2011 and incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K dated January 3, 2012.

Exhibit 99.4	Agreement and Plan of Merger dated August 5, 2013, among Parametric, Merger Sub and Turtle Beach and incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K dated August 5, 2013.

Exhibit 99.5	Voting Agreement between Turtle Beach and Elwood G Norris, dated August 5, 2013 and incorporated by reference to Exhibit 5 to the Schedule 13D filed by Turtle Beach and the other reporting persons named therein with respect to Parametric shares beneficially owned on August 14, 2013 (“Turtle Beach 13D).

Exhibit 99.6	Voting Agreement between Turtle Beach and EGN Holdings LLC, dated August 5, 2013 and incorporated by reference to Exhibit 6 to the Turtle Beach 13D.

Exhibit 99.7	Voting Agreement between Turtle Beach and Mt. Savage Productions LLC, dated August 5, 2013 and incorporated by reference to Exhibit 7 to the Turtle Beach 13D.

Exhibit 99.8	Voting Agreement between Turtle Beach and the Norris Family 1997 Trust, dated August 5, 2013 and incorporated by reference to Exhibit 8 to the Turtle Beach 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2013	/s/ Elwood G. Norris
An Individual

/s/ Stephanie A. Norris
An Individual

Norris Family 1997 Trust

/s/ Elwood G. Norris
Trustee

EGN Holdings LLC

/s/ Elwood G. Norris
Manager

mt. savage productions llc

/s/ Elwood G. Norris
Manager